SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2021

Commission File Number: 001-31811

Woori Financial Group Inc.

(Translation of registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul, 04632, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Material Business Matters Related to Investment Decisions

Information regarding the determination of the successful bidders for the Korea Deposit Insurance Corporation(“KDIC”)’s remaining shares of

Woori Financial Group Inc. (“Woori Financial Group”)

According to a press release from the KDIC on November 22, 2021, the successful bidders for the KDIC’s remaining shares of Woori Financial Group have been determined. A total of 9.3% of Woori Financial Group’s equity shares has been allocated to the successful bidders Eugene Private Equity Co., Ltd. (4%), KTB Asset Management Co., Ltd. (2.3%), Align Partners Consortium (1%), Dunamu Inc. (1%) and Woori Financial Group’s Employee Stock Ownership Association (1%).

The sales are expected to close on December 9, 2021, after which Woori Financial Group will provide additional disclosure on completion.

Please refer to the press release of the KDIC on its website, https://www.kdic.or.kr for detailed information.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Financial Group Inc.
(Registrant)

Date: November 22, 2021	By:	/s/ Sung-Wook Lee
(Signature)
	Name:	Sung-Wook Lee
	Title:	Senior Managing Director